Exhibit 8.1

Subsidiaries of Industrias Bachoco S.A.B. de C.V.

The following chart lists each of our subsidiaries which we owned, directly or indirectly, as of December 31, 2019, and April 29, 2020:

1.	Aviser, S.A. de C.V.

2.	Bachoco, S.A. de C.V.

3.	Bachoco Comercial, S.A. de C.V.

4.	Campi Alimentos, S.A. de C.V.

5.	Operadora de Servicios de Personal, S.A. de C.V.

6.	PEC LAB, S.A. de C.V. and subsidiary

7.	Secba, S.A. de C.V.

8.	Sepetec, S. A. de C.V.

9.	Servicios de Personal Administrativo, S.A. de C.V.

10.	Induba Pavos, S.A de C.V.

11.	Bachoco USA, LLC and subsidiary

12.	Wii Kit RE LTD

13.	Proveedora La Perla S.A. de C.V.

Each of the subsidiaries listed are incorporated under the laws of Mexico, except Bachoco USA, LLC and subsidiary, which are incorporated in the U.S. and Wii Kit RE LTD, which is incorporated in Bermuda.